VF 3/18/04

3/12/2004

A17 3/21

04015831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 2 2004 PROCESSING WASH. SECTION

| SEC FILE NUMBER |
|---|
| 8- 53573 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Group Asset Management LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 Madison Avenue, Suite 906
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore 212-532-3651
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheft Kahn & Company LLP
(Name – *if individual, state last, first, middle name*)

125 Jericho Turnpike, Suite 300 (Address) Jericho (City) NY (State) 11753 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group Asset Management LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMBER SPIERER
Notary Public, State of New York
No. 01SP6096309
Qualified in Richmond County
Commission Expires July 28, 2007

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MARWOOD GROUP ASSET MANAGEMENT, LLC

## FINANCIAL STATEMENT

## DECEMBER 31, 2003

Sheft Kahn & Company LLP

Sheft Kahn & Company LLP
Certified Public Accountants

Members AICPA
SEC Practice Section
Private Companies Practice Section

125 Jericho Turnpike, Suite 300
Jericho, NY. 11753-1024
(516) 997-7500 Fax: (516) 997-3480

*****************************

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

*****************************

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders
Marwood Group Asset Management, LLC

We have audited the accompanying statement of financial condition of Marwood Group Asset Management, LLC as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Marwood Group Asset Management, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Sheft Kahn & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2004
Jericho, New York

## MARWOOD GROUP ASSET MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $319,473 |
| Consulting receivable | 652,303 |
| Prepaid expenses | 22,139 |
| Total Assets | $993,915 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $127,220 |
| Deferred income | 80,000 |
| Total Liabilities | 207,220 |
| Member's Equity | 786,695 |
| Total Liabilities and Member's Equity | $993,915 |

See accompanying auditors' report and notes to financial statements.

## MARWOOD GROUP ASSET MANAGEMENT, LLC

## NOTES TO FINANCIAL STATEMENT

## DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Marwood Group Asset Management, LLC, (the "Company"), is a wholly-owned subsidiary of Marwood Group LLC (the "Parent"). The Company became a broker-dealer on April 2, 2002 and as a member of the National Association of Securities Dealers, Inc. is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Currently, the Company's revenue is primarily from consulting and finders fees.

Revenue Recognition

Revenues are recorded as services are rendered.

Income Taxes

The Company as a limited liability company, is not obligated to pay income taxes. All income and expenses pass through to the Company's sole member. Accordingly, there is no provision for Federal or state income taxes.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Receivables

Receivables are from consulting income. There is no allowance for doubtful accounts, as receivables have been deemed fully collectible.

MARWOOD GROUP ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in one account at December 31, 2003 is $338,650.

During the year ended December 31, 2003, three customers accounted for 73% of the Company's revenues and 96% of the Company's accounts receivable.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's sole member paid bills on behalf of the Company in the amount of $220,550. These funds have been classified as capital contributions. The Company's sole member intends to continue to provide capital to meet current operations and compliance with its net capital requirements.

NOTE 4 - 401K PLAN

Effective October 1, 2003, the Company and the parent established a 401K plan. The cost to the Company was $250 for the year ended December 31, 2003. Employees are fully vested on 401K salary deferrals. Employees vest at the normal graded vesting rules for employer contributions.

MARWOOD GROUP ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rules 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rules, the Company is required to maintain minimum net capital of the larger of the $5,000 or 1/15 of aggregate indebtedness, which is $13,815.

At December 31, 2003, the Company had net capital, as defined, of $112,253 which exceeded the required minimum net capital by $98,438. Aggregate indebtedness at December 31, 2003 totaled $207,220, and the ratio of aggregate indebtedness to net capital was 1.84 to 1.